Filed by UMB Financial Corporation

(Commission File No.: 001-38481)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Heartland Financial USA, Inc.

(Commission File No.: 001-15393)

The following email was sent to employees of UMB Financial Corporation on April 29, 2024.

April 29, 2024: Broadcast Email – All Associates

Email Subject Line: Exciting UMB News

I am extremely pleased to share that, in addition to announcing another strong quarter at UMB, we are also announcing the execution of a definitive agreement for UMB to acquire Heartland Financial USA, Inc. (HTLF), a $19.4 billion bank, serving businesses and individuals across the West, Southwest and Midwest.

This transaction, the largest in UMB’s 111-year history, will result in UMB having $64.5 billion in assets, elevating it to the top 5% of the 616 publicly traded banks in the U.S.

When we consider the type of businesses and people we want to work with, we have a clear set of characteristics we look for. After building a relationship with HTLF, it was apparent they were an excellent match.

They are a well-run, like-minded, full-service bank with strong credit quality, cultural alignment and lines of business that complement and supplement ours. This acquisition is an amazing fit in all these areas and will enable us to continue building upon the success of our diversified financial services business model.

It will also provide UMB with many opportunities for future growth, including:

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Complementary and expanded footprint: This transaction enables UMB to gain scale and density in some of our target growth markets. It also provides us with an entrance into several new markets, including New Mexico, California, Iowa, Minnesota and Wisconsin, growing UMB’s footprint from eight to 13 states. After closing, this acquisition will enable us to rapidly build scale through new and existing market expansion.

•

Corresponding and additive businesses: HTLF brings a significant small business portfolio, along with a strong private wealth management presence and robust retail base that will greatly enhance these already thriving UMB areas.

The transaction will increase UMB private wealth management’s AUM/AUA by 31% and nearly doubles our retail deposit base. It will also add 107 branches and 237 ATMs to UMB’s 90 branches and 238 ATMs, dramatically expanding the network for both HTLF and UMB customers.

•

Strong cultural fit: HTLF has a culture that is extremely similar to UMB’s. They are driven by a history of strong leadership, passionate customer service, a diversified business model, visible involvement in their communities and commitment to associates. These shared values mirror many of UMB’s, making this acquisition an excellent match from a business and people perspective.

We will host an all-associate call at 4 p.m. CT today. Please watch for an email invitation. We have also provided details about HTLF and the acquisition on The Vault, and much more information will be added in the coming days.

I also invite to you listen to our live earnings call this morning at 7:30 a.m. CT via the webcast or listen to the replay once it’s posted.

Until the transaction is closed, expected sometime in the first quarter of 2025, both companies will continue to operate separately.

In the meantime, we will begin integration planning to ensure a seamless transition for associates and customers, and your line-of-business leaders and managers will share more details in the coming weeks. Thank you in advance for your work and dedication to making this future transition as smooth as possible.

This is an exciting time for UMB, and I’m thrilled to continue our growth and success alongside all of you.

Look forward to talking with you more this afternoon.

Mariner Kemper

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), Heartland Financial USA, Inc.’s (“HTLF”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm ), and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm ), and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB will file with the SEC a Registration Statement on Form S-4 to register the shares of UMB capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of UMB and HTLF that also constitutes a prospectus of UMB. The definitive joint proxy statement/prospectus will be sent to the shareholders of UMB and stockholders of HTLF seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

Participants in the Solicitation

UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UMB and their ownership of UMB common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March  3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm ). Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February  22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm ), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March  3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm ). To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April  9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm ) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April  9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm ). To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.